UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. 2)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

PLATINUM ENERGY RESOURCES INC.
(Name of Issuer)

Common Stock, $.0001 par value per share
(Title of Class of Securities)

727659104
(CUSIP Number)

Barry Kostiner
189 McNamara Rd.
Wesley Hills, New York 10977
(845) 323-0434

(Name, address and telephone number of person
authorized to receive notices and communications)

- with a copy to -

Eliezer Helfgott, Esq.
Sills Cummis & Gross P.C.
One Riverfront Plaza
Newark, New Jersey 07102
(973) 643-7000

October 22, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP NO 727659104	Page 2 of 10

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Barry Kostiner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
	7	SOLE VOTING POWER

		933,130
NUMBER OF	8	SHARED VOTING POWER
SHARES BENEFICIALLY OWNED BY		2,032,413
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER
		933,130
	10	SHARED DISPOSITIVE POWER

		2,032,413
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,965,543
12	CHECK BOX IF THE AGGREGATE AMOUNT IN
ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.5%
14	TYPE OF REPORTING PERSON

IN

SCHEDULE 13D

CUSIP NO 727659104	Page 3 of 10

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Braesridge Energy LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7	SOLE VOTING POWER

		None
NUMBER OF	8	SHARED VOTING POWER
SHARES BENEFICIALLY OWNED BY		2,032,413
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER
		None
	10	SHARED DISPOSITIVE POWER

		2,032,413
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,032,413
12	CHECK BOX IF THE AGGREGATE AMOUNT IN
ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.3%
14	TYPE OF REPORTING PERSON

OO

Item 1. Security and Issuer

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D amends and supplements the statement on Schedule 13D filed by Barry Kostiner and Braesridge Energy LLC (“BEL”) as previously amended and supplemented, pursuant to a Joint Filing Agreement filed with the original Schedule 13D on September 12, 2007, as amended on October 18, 2007, with respect to the common stock, $.0001 par value per share (the “Common Stock”) of Platinum Energy Resources Inc., a Delaware corporation (the “Issuer”). Capitalized terms used and not defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

In connection with its formation in 2005, the Issuer issued an aggregate of 3,250,000 shares of Common Stock, at an average purchase price of approximately $0.0077, of which Mr. Kostiner purchased 815,500 shares of Common Stock. On September 23, 2005, the Issuer’s board of directors authorized a stock dividend of .3846153 of a share of Common Stock for each outstanding share of Common Stock, effectively lowering the purchase price to $.0056 per share. The Issuer’s board of directors authorized a four-for-five reverse stock split, which was effected on October 21, 2005, which effectively raised the purchase price to $0.0069 per share (and increased the number of shares held by Mr. Kostiner to 900,000). These 900,000 shares of Common Stock are sometimes referred to herein as Mr. Kostiner’s “Founder’s Shares.” The source of funds for the payment by Mr. Kostiner was personal funds.

In addition, Mr. Kostiner purchased 33,130 shares of Common Stock on the open market for the aggregate net purchase price of approximately $239,119. An itemized breakdown of the daily transactions from July 3, 2006 through September 15, 2006 is more fully set forth in Item 5 below. The source of funds for the payment by Mr. Kostiner for such Common Stock was personal funds.

On August 27, 2007, when it was not in possession of material non-public information regarding Issuer, BEL entered into two “written plans for trading securities” within the meaning of Rule 10b5-1 promulgated under the Securities Exchange Act of 1934. Pursuant to each of the plans, BEL agreed to purchase shares of Issuer common stock commencing September 4, 2007, in specified daily amounts through October 30, 2007, at a purchase price not to exceed $7.70 per share, as follows:

(a)	2,000 shares per trading day from September 4 through September 12, 2007;
(b)	5,000 shares per trading day from September 17 through September 26, 2007; and
(c)	10,000 shares per trading day from October 8 through October 30, 2007.

One of the plans was in effect terminated on September 4, 2007, when it was later learned that the broker was unable to settle the trades made from September 4th through September 19th in accordance with the plan due to that broker’s clearing system failures. The plan was then transferred to the broker executing trades under the other plan already in place, effectively implementing such plan anew for purchases made pursuant thereto from and after September 20th. However, due to deviations from the terms of one of such plans and its resulting effective termination, to the extent that the two plans are viewed as a single trading plan, the affirmative defense provided by Rule 10b5-1 would not be available to such affiliate for purchases of Common Stock made between September 4th and September 19th. As of the date hereof, BEL has purchased 189,800 shares of Issuer common stock pursuant to the plans.

Certain purchases made by BEL under its 10b5-1 plans exceeded the volume limitations of Rule 10b-18, a rule which provides a safe harbor if purchases are made by a public company or its affiliates in compliance with certain procedures designed to minimize the impact of such purchases on market prices, including the volume and timing of purchases. Specifically, purchases occurring on September 24th, 25th and 26th did not comply with the volume limitations of Rule 10b-18. Such purchases, though outside the safe harbor, did not materially impact the Issuer’s stock price, which increased from $7.63 to $7.64 during the week that such non-compliant purchases were made. On October 7, 2007, BEL instructed its broker that all purchases under the 10b5-1 plans must also comply with Rule 10b-18, including the volume limitations. BEL has purchased a total of 189,800 shares of Common Stock pursuant to these plans for an aggregate purchase price of $1,451,674.41. An itemized breakdown of the daily transactions from September 4, 2007 through October 23, 2007 is more fully set forth in Item 5 below. The source of funds for the payment by BEL for such Common Stock was BEL’s working capital.

On October 22, 2007, BEL privately negotiated the purchase of 1,552,613 shares of Common Stock from a stockholder of the company at a purchase price of $7.77 per share for an aggregate purchase price of $12,063,803.01. On October 23, 2007, BEL privately negotiated the purchase of 290,000 shares of Common Stock from a stockholder of the company at a purchase price of $7.78 per share for an aggregate purchase price of $2,256,200. The source of funds for the payments by BEL for such Common Stock was BEL’s working capital.

Item 5. Interest in Securities of the Issuer

(a)  (i) Mr. Kostiner is the beneficial owner of 933,130 shares of Common Stock, representing approximately 5.2% of the outstanding Common Stock (based on the 18,000,000 shares of Common Stock reported to be outstanding in the Issuer’s most recent Quarterly Report on Form 10-Q). Mr. Kostiner is also the beneficial owner of 35,000 warrants to purchase Common Stock of the Issuer. These warrants are not presently exercisable and cannot be exercised until the consummation of the Acquisition. If the Acquisition is not consummated, the Issuer will liquidate and the warrants will expire worthless.

(ii) BEL is the record owner of 2,032,413 shares of Common Stock, representing 11.3% of the outstanding Common Stock, and warrants to purchase 2,186,300 shares of Common Stock of the Issuer. These warrants are not presently exercisable and cannot be exercised until the consummation of the Acquisition. If the Acquisition is not consummated, the Issuer will liquidate and the warrants will expire worthless. Mr. Kostiner, as the manager of BEL, in which capacity he has voting and/or investment power over the shares of Common Stock held by BEL, may be deemed to beneficially own the shares of Common Stock held by BEL. BEL disclaims beneficial ownership in the shares and warrants held by Mr. Kostiner described above Item 5(a)(i).

(b)  Mr. Kostiner has the sole power to vote or direct the vote and the sole power to dispose of, or to direct the disposition of, the 933,130 shares of Common Stock beneficially owned by him. Each of Mr. Kostiner and BEL may be deemed to hold shared power to vote and dispose of the 2,032,413 shares of Common Stock held by BEL and described above in Item 5(a)(ii).

(c)  (i) No trades were made by Mr. Kostiner of shares of Common Stock of the Issuer within the past 60 days. The following purchases of Common Stock of the Issuer were effected by Mr. Kostiner on the open market pursuant to a 10b5-1 trading plan between July 3, 2006 and September 15, 2006.

Quantity	Date	Price
2,000	07/3/2006	$7.20
2,000	07/5/2006	$7.20
2,000	07/7/2006	$7.20
2,000	07/10/2006	$7.20
2,000	07/11/2006	$7.20
2,000	07/12/2006	$7.20
2,000	07/14/2006	$7.24
1,193	07/21/2006	$7.24
807	07/21/2006	$7.24
2,000	07/24/2006	$7.24
2,000	07/27/2006	$7.27
2,000	08/1/2006	$7.25
2,000	08/2/2006	$7.25
2,000	08/9/2006	$7.17
230	08/18/2006	$7.10
2,000	08/28/2006	$7.19
400	08/30/2006	$7.19
500	09/6/2006	$7.22
2,000	09/11/2006	$7.22
2,000	09/15/2006	$7.23

(ii) The following purchases of shares of Common Stock of the Issuer were effected by BEL on the open market pursuant to its 10b5-1 trading plans within the past 60 days:

# Shares Purchased	Date	Price
2,000	9/4/07	$7.55
2,000	9/5/07	$7.55
2,000	9/6/07	$7.60
2,000	9/7/07	$7.60
2,000	9/10/07	$7.60
2,000	9/11/07	$7.62
2,000	9/12/07	$7.63
5,000	9/17/07	$7.63
5,000	9/18/07	$7.65
5,000	9/19/07	$7.645
10,000	9/20/07	$7.62
10,000	9/21/07	$7.64
10,000	9/24/07	$7.65
10,000	9/25/07	$7.63
10,000	9/26/07	$7.63
4,700	10/09/07	$7.65
4,700	10/10/07	$7.64
4,700	10/11/07	$7.63
19,800	10/15/07	$7.68
19,800	10/16/07	$7.66
3,500	10/17/07	$7.65
12,300	10/18/07	$7.6633
19,800	10/19/07	$7.6709
20,000	10/22/07	$7.6563
1,500	10/23/07	$7.70

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of October 23, 2007

By:	/s/ Barry Kostiner

Braesridge Energy LLC

By:	/s/ Barry Kostiner
Name: Barry Kostiner
Title: Manager